Suite 1640

1066 West Hastings Street

Vancouver, BC

Canada V6E 3X1

T 604 632 4677

F 604 632 4678

May 31, 2005

Mr. Brian F. Dalton

President and Chief Executive Officer

Altius Resources Inc

Suite 201

53 Bond Street

P.O. Box 385

St. John’s, Newfoundland

A1C 5J9

Dear Brian:

I am writing to set out my understanding of our agreement with respect to the development of the property described in Schedule “A” hereto (the “Property”).

Generally, the concept is as follows. We would incorporate a new company (“Newco”) to which we would transfer the Property and which we would propose to take to the market sometime next year. Prior to taking Newco public, we both considered that it might be advantageous to attract a senior company as a joint venture partner, but this is not crucial to the development of the Property. Upon signing this letter agreement, Fronteer would assume operatorship, subject to the conditions contained herein.

As I understand it, we have agreed upon the following:

1.

Newco would be incorporated in Newfoundland and Labrador and would initially have two classes of common shares, Class A and Class B.  Each Class A common share would be entitled to one vote per share.  Each Class B common share would be entitled to ¼ of a vote, and would be convertible into Class A common shares on a 4 Class B common shares for 1 Class A common share basis at the earlier of (a) immediately prior to the IPO; or (b) immediately after Altius’ Back-in-Right shall have expired.  Each Class B common share would participate in the earnings and distributions of Newco at a rate of ¼ of that of a Class A common share.

2.

Fronteer and Altius would each contribute their 50% interest in the Property to Newco.  In exchange for its 50% interest in the Property, Fronteer would receive 5,200,000 Class A common shares.  In exchange for its 50% interest in the Property, Altius would receive 4,800,000 Class A common shares and a 2% gross final sales royalty (based upon the higher of actual sales proceeds or, in the case of a non-arm’s length transaction, the price that could reasonably be expected in an arm’s length transaction) for uranium products and a 2% net smelter royalty (together the “Royalty”) for base, precious and industrial metals produced from the Property. As a result, Newco would initially be owned 52% by Fronteer and 48% by Altius.

3.

We would cause Newco to approve a $5,000,000 budget (the “Budget”) for the agreed upon 2005 program (the “Program”) attached hereto as Schedule “B”.  Exploration expenditures incurred during the course of the Program in excess of the Budget (“Excess Work”) and prior to the earlier of the expiration of the Back-in Right or the IPO shall be at the sole cost of Fronteer and Fronteer shall have no recourse to Altius or the Altius Group (as hereinafter defined) for contribution or to Newco for repayment in respect of Excess Work by way of share, debt, or other consideration, unless the Excess Work has been approved and agreed to by Altius.  Individual components of the Program may not be implemented until applicable government and aboriginal approvals and permits are secured for that component.

4.

To fund the Program, Newco would issue 10% of its equity for the sum of $5,000,000. Based on 10,000,000 shares being issued and outstanding to Fronteer (5,200,000) and Altius (4,800,000), Newco would agree to issue an additional 4,444,440 Class B common shares (the “Offering”) for $1.125 per share.  Fronteer will subscribe, and pay, for 2,222,220 Class B common shares on June 17, 2005, and Altius or the Altius Group, or Fronteer in the event such shares are not subscribed for by Altius or the Altius Group, will subscribe, and pay, for 2,222,220 Class B common shares on August 15, 2005.

5.

Fronteer acknowledges Altius’ desire that a strategic funding partner or partners (“Third Investor”) be introduced as a shareholder who would, for purposes of this section, be a senior company  (a “Senior Company” meaning a corporation with a market capitalization of at least $500,000,000 in the case of a publicly traded corporation, or a net asset value, as such term is defined by Canadian generally accepted accounting principles, of at least $500,000,000 in the case of a privately held corporation), and Altius recognizes Fronteer’s desire to be able to maintain at a minimum a 50% interest in Newco. Accordingly, if Third Investor is interested in participating in the Offering and settles terms with Altius for its participation, which terms may involve other compensation to Altius, the concept would be that each of Third Investor (or Altius and Third Investor jointly) and Fronteer would be entitled to subscribe for 2,222,220 Class B common shares, with each of them paying Newco $2,500,000. This would mean that, based on 10,000,000 Class A common shares and 4,444,440 Class B common  shares being issued after the Offering, the shareholdings would be:

Fronteer

–

5,200,000 Class A common shares and 2,222,220 Class B common shares (52%)

Altius

–

4,800,000 Class A common shares (43%)

Third Investor/Altius

–

2,222,220 Class B common shares (5%)

6.

If a Senior Company Third Investor does not reach agreement with Altius on the terms of its participation prior toAugust 15, 2005, Altius may elect to participate itself, which participation will include a right to assign its participation on such terms as it may negotiate to any Third Investor at any time up to and including the earlier of the IPO or June 17, 2006.  Altius and Third Investor (collectively, the “Altius Group”) shall have the right therefore to individually or collectively subscribe for all or a portion of 50% of the Offering.  In the event the Altius Group does not elect to subscribe for its entire portion of the Offering by August 15, 2005, Fronteer would be obligated to subscribe for the number of Class B offered shares not taken up for $1.125 per share.

7.

Fronteer acknowledges and agrees that Altius may provide copies of this agreement and other relevant material with respect to the Property to third parties which Altius chooses to consider as potential Third Investors.

8.

If market conditions warrant, Fronteer would use reasonable business best efforts to take Newco public by means of an IPO or other method (“IPO”), depending on advice from legal, tax and banking advisors, on or before June 17, 2006 (the “Latest IPO Date”). The Latest IPO Date could be extended by mutual consent of Altius and Fronteer. The IPO will be governed by the guidelines set out in Schedule “C” hereto but otherwise will be upon such terms as Fronteer determines (in consultation with Altius).  Altius will also have the right to participate in the IPO pro rata with Fronteer based on their respective shareholder interests in Newco immediately prior to the IPO. Shareholders of Newco would fund the costs of the IPO pro rata and would be reimbursed from the proceeds of the IPO.

9.

If Fronteer is not successful in taking Newco public on or before the Latest IPO Date or, if extended, such extended Latest IPO Date,  Altius, or at its election the Altius Group, will have the right (the “Back-in Right”), exercisable within 30 days thereafter (the “Back-in Closing Date”), upon five days written notice by Altius, to earn back to a 50% interest in Newco upon the following terms:

(a)

If Altius has not attracted by the Back-in Closing Date a Third Investor and Altius has not participated in the Offering, Altius will be required to return the Royalty to Newco in exchange for 400,000 Class A common shares issued by Newco.  Altius shall purchase 2,222,220 Class B common shares from Fronteer on the Back-in Closing Date at a price of $1.125 per share.  Immediately thereafter Newco will be owned by Fronteer and Altius as follows:

Fronteer – 5,200,000 Class A shares and 2,222,220 Class B shares

Altius – 5,200,000 Class A shares and 2,222,220 Class B shares

(b)

If Altius has attracted by the Back-in Closing Date a Third Investor who is a Senior Company, the Third Investor shall purchase 2,222,220 Class B shares from Fronteer on the Back-in Closing Date (less any Class B common shares acquired by the Third Investor on the Offering) at a price of $1.125 per share, Newco will issue 400,000 Class A common shares to Altius for the aggregate sum of $1.00 and Altius will be entitled to retain the Royalty.  Immediately thereafter Newco will be owned by Fronteer, Altius and the Third Investor as follows:

Fronteer – 5,200,000 Class A shares, 2,222,220 Class B shares (50%)

Altius – 5,200,000 Class A shares (45.17%), plus the Royalty

Third Investor – 2,222,220 Class B shares (4.83%)

(c)

If Altius has attracted by the Back-in Closing Date a Third Investor who is not a Senior Company, the Third Investor shall purchase 2,222,220 Class B shares from Fronteer on the Back-in Closing Date (less any Class B common shares acquired by the Third Investor on the Offering) at a price of $1.125 per share, Altius will be required to return the Royalty to Newco in exchange for 400,000 Class A shares issued by Newco.  Immediately thereafter, Newco will be owned by Fronteer, Altius and the Third Investor as follows:

Fronteer – 5,200,000 Class A shares and 2,222,220 Class B shares (50%)

Altius – 5,200,000 Class A shares (45.17%)

Third Investor – 2,222,220 Class B shares (4.83%)

(d)

If Altius or a Third Investor has subscribed individually or collectively for 50% of the Offering, Altius may, at its election, on the Back-in Closing Date, transfer the Royalty back to Newco in exchange for 400,000 Class A shares of Newco, so that immediately thereafter Newco will be owned by Fronteer and the Altius Group as follows:

Fronteer – 5,200,000 Class A shares and 2,222,220 Class B shares (50%)

Altius Group – 5,200,000 Class A shares and 2,222,220 Class B shares (50%).

For greater certainty, the Back-in Right expires if Altius, or the Altius Group, has not given written notice to Fronteer of its election to back-in within the 30 days following the Latest IPO Date or, if extended, such extended Latest IPO Date.

10.

Fronteer shall assume immediate operatorship of the Program on the terms and conditions set out in Schedule “B” hereto. Altius and Fronteer agree that the Program will be followed as closely as is reasonably possible and in accordance with good mineral exploration practices.

11.

The parties agree that Fronteer may propose programs and budgets that are in addition to those contemplated by paragraph 3, but such programs and budgets would not be implemented prior to the expiration of the Back-in Right without the prior consent of Altius.

12.

Prior to the IPO, so long as Fronteer shall hold a greater interest in Newco than Altius, Fronteer shall have the right to appoint a single director to the board of directors of Newco in addition to the equal number of directors appointed by Fronteer and Altius, except in the case of the appointment of an aboriginal director as contemplated by paragraph 19 hereof in which case Fronteer may appoint 2 additional directors.  In the event that the interests of Fronteer and Altius in Newco are equal, they shall appoint an equal number of directors.

13.

Fronteer shall conduct all operations on the Property in a good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in accordance with the terms and provisions of leases, licences, permits, contracts and other agreements pertaining to the Property, including compliance with all provincial legislation, including employment related statutory obligations. Fronteer or Newco shall carry, and ensure that all of its contractors and subcontractors carry, all such insurance as is customary for the conduct of the Program, and such insurance should name the members of the Altius Group as  additional insureds. Fronteer shall not be liable to Newco or the Altius Group for any act or omission resulting in damage or loss unless the same constitutes Fronteer’s wilful misconduct or gross negligence.

14.

Newco shall post any necessary bonds or other security for any deficient assessment requirements but may abandon any portions of the Property at any time, provided that prior to the IPO Newco shall not abandon any portions of the Property without the written consent of Altius and Fronteer.

15.

No action of Newco shall be taken, prior to the earlier of the IPO or the expiration of the Back-in Right, on any of the following matters without the unanimous consent of Fronteer and Altius:

(a)

any amendments to the Articles and By-laws of Newco;

(b)

any sale, transfer or other disposal of all or a substantial part of the assets and undertaking of Newco;

(c)

any change to the Exploration Program as set out in Schedule B;

(d)

except as provided herein, the issue or transfer of shares in the capital stock of Newco or any obligations, charges or debts convertible into such shares or involving rights to vote under any circumstances;

(e)

the winding up, dissolution or termination of the corporate existence of Newco;

(f)

the payment of any dividends, purchases of any shares by Newco or the making of any distribution to shareholders;

(g)

purchasing, leasing as an agent, acquiring, selling or disposing of any real property or other material assets;

(h)

borrowing of any amount by Newco;

(i)

making of capital expenditures other than as prescribed in the Program;

(j)

entering into by Newco of any contract or other commitment out of the ordinary course of Newco’s business or any contract or commitment which has the term exceeding one year;

(k)

the employment of any person whose gross annual salary exceeds $100,000; and

(l)

the payment of bonuses to shareholders and directors of Newco.

16.

If Altius chooses not to exercise the Back-in Right, Newco shall not issue, at any time thereafter prior to an IPO, any further shares in the capital stock of Newco or any obligations, charges or debts convertible into such shares or involving rights to vote under any circumstances without granting Altius the right to maintain its proportionate shareholdings in Newco by participating in, or assigning its participation rights with respect to, such issuance.

17.

During the implementation of all programs, the Operator will use reasonable best efforts to ensure that services and supplies are sourced first in Nunatsiavut and secondly in Labrador (the “Local Procurement Principle”) if available on commercially reasonable and competitive terms. The Operator will keep records of its efforts to adhere to the Local Procurement Principle in instances where it cannot adhere due to lack of availability of said securities and supplies.

18.

Prior to the IPO, Altius shall have full access to any and all information concerning the project and program and project meetings shall be held bi-weekly in person or by phone.

19.

If commercially reasonable terms can be negotiated with aboriginal partners, Altius and Fronteer agree that they will offer up to 5% of Newco to aboriginal partners by way of direct equity or through a warrant or option structure. Equity offered would be by way of non-voting shares, to become voting upon the conclusion of an IPO, and would otherwise be upon such terms as Altius and Fronteer shall mutually agree to accept. In the event 5% of Newco’s equity is so issued, a Board seat will be offered to the aboriginal partner holding the largest portion of the equity issue.

20.

If either Fronteer or Altius, or any of its affiliates, as such term is defined in the Canada Business Corporations Act, (the “Acquiring Party”) stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, licence, lease, grant, concession, permit, patent, or other mineral property or surface rights or water rights (collectively, the “Acquired Rights”) located wholly or party within the Area of Interest described in Schedule “A” hereto, it will offer to have those rights or properties transferred to Newco for the cost of acquisition; it being agreed that the parties shall consult each other and Newco prior to making any acquisitions of Acquired Rights held by third parties within the Area of Interest. The Acquiring Party shall forthwith give notice to Newco and the other party of that staking or acquisition, the cost thereof and all details in possession of the Acquiring Party with respect to the nature of the Acquired Rights and the known mineralization. Newco shall have 30 days to elect whether to accept that offer. If Newco does not elect to accept the offer, the Acquiring Party shall provide the other party hereto with such information and the other party shall have 30 days to elect whether to accept that offer. If the other party does not elect to accept the offer, the Acquiring Party may retain the rights or properties so acquired free of any obligations to Newco and the other party. This Agreement shall not restrict the rights of either party to acquire mineral rights or other properties outside the Area of Interest.

21.

The letter agreement between us dated February 5, 2003 (the “Original Letter Agreement”) is amended accordingly. In particular, the Area of Interest set forth herein shall replace the area of interest defined in the Original Letter Agreement.

22.

This Agreement may be signed in counterparts.  Each counterpart will constitute an original document and all counterparts, taken together, will constitute one and the same instrument.  Executed counterparts may be delivered by telecopier or other electronic delivery.

If the above accords with your understanding of our agreement would you please sign a copy of this letter so indicating.

Yours truly,

            “ Mark O’Dea”

Mark O’Dea

President and Chief Executive Officer

The above accords with our understanding of our agreement and we agree to be bound by the terms thereof.

Dated the       3            day of    June          , 2005.

ALTIUS RESOURCES INC.

Per:

“ Brian Dalton”